IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2020 and for the three-month period ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 78, beginning on July 1st, 2019.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 29, 2018.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up nominal value (in millions of Ps.): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 359,102,219 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 62.34% (1).

	CAPITAL STATUS
Type of stock	Shares authorized for Public Offering (2)	Subscribed, issued and paid up nominal value (in millions of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	579

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
CODM	Chief operating decision maker
CPF	Collective Promotion Funds
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
DIC	Discount Investment Corporation Ltd.
Eclsa	E-Comerce Latina S.A.
Efanur	Efanur S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Gav-Yam	Gav-Yam, Bayside Land Corporation Ltd
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
HASAU	Hoteles Argentinos S.A.U.
IAS	International Accounting Standards
IASB IBC	International Accounting Standards Board Israel Broadband Company
IDBT	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
ISPRO	Ispro the Israel Properties Rental Corp. Ltd.
IFRS	International Financial Reporting Standards
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
LRSA Mehadrin	La Rural S.A. Mehadrin Ltd.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum presumed income tax
NCN	Non-convertible notes
New Lipstick	New Lipstick LLC
NFSA	Nuevas Fronteras S.A.
NIS	New Israeli Shekel
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate LTD
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
TGLT	TGLT S.A
Tyrus	Tyrus S.A.

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2020 and June 30, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2020	06.30.2020
ASSETS
Non-current assets
Investment properties	8	166,478	244,966
Property, plant and equipment	9	2,338	40,618
Trading properties	10, 22	1,328	5,228
Intangible assets	11	1,186	29,911
Right-of-use assets	12	621	21,379
Investments in associates and joint ventures	7	12,718	80,089
Deferred income tax assets	19	148	681
Income tax and MPIT credit		26	27
Restricted assets	13	-	2,014
Trade and other receivables	14	1,881	24,898
Investments in financial assets	13	506	3,782
Derivative financial instruments	13	-	153
Total non-current assets		187,230	453,746
Current assets
Trading properties	10, 22	218	2,493
Inventories	22	65	5,041
Restricted assets	13	8	6,684
Income tax and MPIT credit		105	331
Group of assets held for sale	28	-	44,868
Trade and other receivables	14	4,998	39,986
Investments in financial assets	13	3,378	20,922
Financial assets held for sale	13	-	3,636
Derivative financial instruments	13	16	227
Cash and cash equivalents	13	4,397	97,276
Total current assets		13,185	221,464
TOTAL ASSETS		200,415	675,210
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		70,375	61,500
Non-controlling interest		23,364	70,544
TOTAL SHAREHOLDERS’ EQUITY		93,739	132,044
LIABILITIES
Non-current liabilities
Borrowings	17	31,967	320,616
Lease liabilities		586	14,400
Deferred income tax liabilities	19	42,121	47,408
Trade and other payables	16	1,745	2,335
Provisions	18	145	3,297
Employee benefits		-	481
Derivative financial instruments	13	29	59
Salaries and social security liabilities		33	210
Total non-current liabilities		76,626	388,806
Current liabilities
Trade and other payables	16	5,007	31,943
Borrowings	17	24,471	84,338
Lease liabilities		139	5,242
Provisions	18	108	2,627
Group of liabilities held for sale	28	-	23,912
Salaries and social security liabilities		235	4,419
Income tax and MPIT liabilities		30	673
Derivative financial instruments	13	60	1,206
Total current liabilities		30,050	154,360
TOTAL LIABILITIES		106,676	543,166
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		200,415	675,210

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain

President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the three-month periods ended September 30, 2020 and 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	Three month
		09.30.2020	09.30.2019
Revenues	20	1,609	4,487
Costs	21, 22	(1,097)	(1,682)
Gross profit		512	2,805
Net gain from fair value adjustment of investment properties	8	24,089	12,349
General and administrative expenses	21	(644)	(661)
Selling expenses	21	(450)	(295)
Other operating results, net	23	(18)	(56)
Profit from operations		23,489	14,142
Share of profit of associates and joint ventures	7	147	737
Profit before financial results and income tax		23,636	14,879
Finance income	24	56	83
Finance costs	24	(1,593)	(1,782)
Other financial results	24	624	(9,152)
Inflation adjustment		(29)	(393)
Financial results, net		(942)	(11,244)
Profit before income tax		22,694	3,635
Income tax expense	19	(7,958)	(2,505)
Profit for the period from continuing operations		14,736	1,130
(Loss) / profit for the period from discontinued operations	29	(6,396)	13,887
Profit for the period		8,340	15,017
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		(5,833)	71
Other reserves		1,954	1,730
Items that may not be reclassified subsequently to profit or loss, net of income tax:		-	-
Actuarial profit from defined contribution plans		-	(11)
Other comprehensive (loss) / income for the period from continuing operations		(3,879)	1,790
Other comprehensive (loss) / income for the period from discontinued operations		(4,794)	14,057
Total other comprehensive (loss) / income for the period		(8,673)	15,847
Total comprehensive (loss) / income for the period		(333)	30,864

Total comprehensive income from continuing operations		10,857	2,920
Total comprehensive (loss) / income from discontinued operations		(11,190)	27,944
Total comprehensive (loss) / income for the period		(333)	30,864

Profit for the period attributable to:
Equity holders of the parent		6,615	4,509
Non-controlling interest		1,725	10,508

Profit from continuing operations attributable to:
Equity holders of the parent		11,679	247
Non-controlling interest		3,057	883

Total comprehensive income / (loss) attributable to:
Equity holders of the parent		2,914	3,568
Non-controlling interest		(3,247)	27,296

Total comprehensive income / (loss) from continuing operations attributable to:
Equity holders of the parent		15,034	2,062
Non-controlling interest		(4,177)	858

Profit per share attributable to equity holders of the parent:
Basic		11.50	7.84
Diluted		11.42	7.84

Profit per share from continuing operations attributable to equity holders of the parent:
Basic		20.31	0.43
Diluted		20.17	0.43

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain

President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2020	575	4	14,613	15,653	102	522	10,124	6,345	13,562	61,500	70,544	132,044
Profit for the period	-	-	-	-	-	-	-	-	6,615	6,615	1,725	8,340
Other comprehensive loss for the period	-	-	-	-	-	-	-	(3,701)	-	(3,701)	(4,972)	(8,673)
Total profit and other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(3,701)	6,615	2,914	(3,247)	(333)
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	4	4
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(20)	(20)
Other changes in equity	-	-	-	-	-	-	-	5,926	-	5,926	(43,846)	(37,920)
Reserve for share-based payments	-	-	-	-	2	-	-	(2)	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	35	-	35	(71)	(36)
Balance as of September 30, 2020	575	4	14,613	15,653	104	522	10,124	8,603	20,177	70,375	23,364	93,739

(1) Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2) Related to CNV General Resolution N° 609/12.
(3) Group´s other reserves for the period ended September 30, 2020 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2020	(185)	(5,673)	212	1,822	(784)	(394)	11,190	(422)	115	464	6,345
Other comprehensive loss for the period	-	-	-	-	(3,476)	(78)	-	(147)	-	-	(3,701)
Total comprehensive loss for the period	-	-	-	-	(3,476)	(78)	-	(147)	-	-	(3,701)
Reserve for share-based payments	1	-	(3)	-	-	-	-	-	-	-	(2)
Changes in non-controlling interest	-	35	-	-	-	-	-	-	-	-	35
Other changes in equity	-	(52)	-	-	5,034	215	-	784	(115)	60	5,926
Balance as of September 30, 2020	(184)	(5,690)	209	1,822	774	(257)	11,190	215	-	524	8,603

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain

President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2019	575	4	14,613	15,653	85	522	10,121	73,258	(65,479)	49,352	82,692	132,044
Adjustments previous periods (IFRS 9 and 15)	-	-	-	-	-	-	-	-	(1,248)	(1,248)	(926)	(2,174)
Balance as of July 1, 2018 (recast)	575	4	14,613	15,653	85	522	10,121	73,258	(66,727)	48,104	81,766	129,870
Profit for the period	-	-	-	-	-	-	-	-	4,509	4,509	10,508	15,017
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(941)	-	(941)	16,788	15,847
Total profit / (loss) and other comprehensive income for the period	-	-	-	-	-	-	-	(941)	4,509	3,568	27,296	30,864
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	11	11
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(18)	(18)
Decrease due to loss of control	-	-	-	-	-	-	-	-	25	25	(46,419)	(46,394)
Changes in non-controlling interest	-	-	-	-	-	-	-	(185)	-	(185)	(74)	(259)
Balance as of September 30, 2019	575	4	14,613	15,653	85	522	10,121	72,132	(62,193)	51,512	62,562	114,074

(1) Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2) Related to CNV General Resolution N° 609/12.
(3) Group’s other reserves for the period ended September 30, 2019 are comprised as follows:

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Special reserve	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2019	(176)	(5,678)	223	1,821	282	(10)	76,906	(334)	112	112	73,258
Other comprehensive loss for the period	-	-	-	-	(866)	-	-	-	(75)	-	(941)
Total comprehensive loss for the period	-	-	-	-	(866)	-	-	-	(75)	-	(941)
Share-based compensation	3	-	(3)	-	-	-	-	-	-	-	-
Changes in non-controlling interest	-	(185)	-	-	-	-	-	-	-	-	(185)
Balance as of September 30, 2019	(173)	(5,863)	220	1,821	(584)	(10)	76,906	(334)	37	112	72,132

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain

President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2020 and 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE	Note	09.30.2020	09.30.2019
Operating activities:
Net cash generated from continuing operating activities before income tax paid	15	1,138	2,926
Income tax and MPIT paid		(3)	(197)
Net cash generated from continuing operating activities		1,135	2,729
Net cash generated from discontinued operating activities		2,227	7,738
Net cash generated from operating activities		3,362	10,467
Investing activities:
Acquisition of interest in associates and joint ventures		-	(5)
Contributions and issuance of capital in associates and joint ventures		(8)	(112)
Acquisition and improvements of investment properties		(719)	(824)
Proceeds from sales of investment properties		9,604	-
Acquisitions and improvements of property, plant and equipment		(45)	(40)
Acquisitions of intangible assets		(6)	(7)
Net increase of restricted deposits		-	(226)
Dividends collected from associates and joint ventures		-	26
Proceeds from loans granted		-	45
Acquisitions of investments in financial assets		(6,181)	(11,245)
Proceeds from disposal of investments in financial assets		6,809	14,811
Interest received from financial assets		157	202
Dividends received from financial assets		-	4
Loans granted		-	(639)
Net cash generated from continuing investing activities		9,611	1,990
Net cash generated from discontinued investing activities		31,830	1,500
Net cash generated from investing activities		41,441	3,490
Financing activities:
Borrowings and issuance of non-convertible notes		3,466	16,293
Payment of borrowings and non-convertible notes		(20,009)	(17,730)
Collections of short term loans, net		4,861	1,686
Interests paid		(2,624)	(2,203)
Repurchase of non-convertible notes		(66)	(1,972)
Acquisition of non-controlling interest in subsidiaries		(53)	(246)
Sale of own non-convertible notes		525	-
Net proceeds from derivate financial instrument		(225)	258
Net cash (used in) / generated from continuing financing activities		(14,125)	(3,914)
Net cash generated from /(used in) discontinued financing activities		(13,019)	(31,325)
Net cash generated from financing activities		(27,144)	(35,239)
Net (decrease) / increase in cash and cash equivalents from continuing activities		(3,379)	805
Net (decrease) / increase in cash and cash equivalents from discontinued activities		21,038	(22,087)
Net (decrease) / increase in cash and cash equivalents		17,659	(21,282)
Cash and cash equivalents at beginning of period		97,276	93,059
Cash and cash equivalents reclassified as held-for-sale		-	36
Deconsolidation of subsidiaries		(104,164)	-

Foreign exchange gain and inflation adjustment on cash and changes in fair value of cash equivalents		(6,374)	13,875
Cash and cash equivalents at end of period	13	4,397	85,688

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain

President

  IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on November 17, 2020.

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company and IFIS Limited is our ultimate parent company.

The Group has established two Operations Centers, Argentina and Israel, to manage its global business, mainly through the following companies, as explained below, the Group has lost control of the Israel Operations Center and it has been deconsolidated as of September 30, 2020:

  (*) See note 4. to the Annual Financial Statements for more information about the changes within the Operations Center in Israel.

Operations Center in Israel

 As stated in Note 1. to the consolidated financial statements as of June 30, 2020, on September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed from its functions, therefore, the Group lost control as of that date. For comparability purposes, the results of the Israel Operations Center for the three-month periods ended September 30 have been reclassified to discontinued operations.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2020 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of three month ended September 30, 2020 and 2019 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended September 30, 2020, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of September 30, 2020 (accumulated three months)
Price variation	8%

As a consequence of the aforementioned, these financial statements as of September 30, 2020 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2020 and September 30, 2019 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1). Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in IDBD See note 1. to these Financial Statements.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements, except for those mentioned in Note 30.

3.
Seasonal effects on operations

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-month period ended September 30, 2020 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2020, are detailed in Note 4 to the Annual Financial Statements.

A.
Sale of floors from Boston Tower

On July 15, 2020, IRSA CP entered into a preliminary sale agreement (with delivery of possession) with respect to a medium-height floor from Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 1,063 sq. meters and 5 parking lots located in the building. The price of the transaction was Ps. 477.7 (US$ 6.7), which has been paid in full.

On August 26, 2020, IRSA CP executed a preliminary sale agreement (with delivery of possession) with respect to 5 floors from Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 6,235 sq. meters and 25 parking lots located in the building. The price of the transaction was Ps. 2,562 million (US$ 34.7 million), which has been paid in full.

B.
Bouchard sale

On July 30, 2020, IRSA CP sold the entire “Bouchard 710” building, located in the Plaza Roma district of the City of Buenos Aires. The tower has a gross leasable area of 15,014 sq. meters divided into 12 floors for office use and 116 parking lots. The price of the transaction was approximately Ps. 6,300 million (US$ 87 million), which has been paid in full.

C.
Lipstick Building, New York, United States

On August 7, 2020, Metropolitan signed an agreement with the owner of the Ground Lease in which it terminated the relationship, leaving the administration of the building. Accordingly, at June 30, 2020, the Group derecognized Metropolitan's liabilities associated with the ground lease, as well as all the assets and liabilities associated with the building and the administration of the building; and made an agreement with the owner of the Ground Lease that states that Metropolitan is completely released from responsibilities, except for (i) claims for liabilities prior to June 1, 2020 from people who have performed work or provided services in the Building or to Metropolitan and (ii) claims from people who have had an accident on the property dated after August 7, 2020.

D.
Condor Merger Agreement

On July 19, 2019, Condor entered into a merger agreement with Nextponint Hospitality Trust. In accordance with the contractual terms, each Condor common share, with a par value of USD 0.01 per share, was canceled prior to the merger and became the right to receive a cash amount equivalent to USD 11.10 per share. ordinary action. Additionally, in accordance with the terms and conditions of the merger agreement, each Class E convertible share was automatically canceled and became the right to receive a cash amount equivalent to USD 10.00 per share.

The closing of the transaction, which had been scheduled for March 23, 2020, did not occur.

On October 14, 2020, Condor entered into an agreement with Nextponint Hospitality Trust and some of its affiliates ("NHT Parties") to resolve any and all claims between them related to the aforementioned merger agreement.

Under the agreement with NHT, the Parties will make three payments to Condor in three installments, with the last payment maturing on December 30, 2020 and for a total of USD 7.0 million.

As of the date of presentation of these financial statements, the Company has 2,245,100 ordinary shares and 325,752 Series E shares of Condor.

E.
Loss of control of IDBD

As described in Note 1. to these financial statements, at the end of September 2020, the Group has lost control of IDBD, deconsolidating the related assets and liabilities and reclassifying the operations from this operations center to discontinued operations.

The following table details the net assets disposed:

09.30.2020
ASSETS
Investment properties	84,251
Property, plant and equipment	34,396
Trading properties	5,512
Intangible assets	26,194
Right-of-use assets	18,530
Investments in associates and joint ventures	34,721
Deferred income tax assets	407
Income tax credit	305
Restricted assets	6,021
Trade and other receivables	50,669
Investments in financial assets	22,680
Derivative financial instruments	264
Inventories	3,377
Group of assets held for sale	39,441
Cash and cash equivalents	104,164
TOTAL ASSETS	430,932
Borrowings	305,070
Lease liabilities	16,984
Deferred income tax liabilities	11,655
Trade and other payables	22,782
Income tax liabilities	427
Provisions	5,085
Employee benefits	447
Derivative financial instruments	447
Salaries and social security liabilities	3,173
Group of liabilities held for sale	20,646
TOTAL LIABILITIES	386,716
TOTAL NET ASSETS	44,216
Non-controlling interest	(43,846)
Result for loss of control	370
Recycling of currency translation adjustment and other reserves	(3,252)
Total result for loss of control (*)	(2,882)

(*) Included within discontinued operations

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2020 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost) except for what is mentioned in Note 30 in relation to COVID-19. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments, except as mentioned in Note 30.

6.
Segment information

As explained in Note 6 to the Annual Financial Statements, the Group reports its financial performance separately in two Operations Centers. As described in Note 1, the Group lost control of IDBD and has reclassified its results to discontinued operations. Segment information for the period ended September 30, 2019 has been recast for the purposes of comparability with the present period.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the periods ended September 30, 2020 and 2019:

	Three Month ended September 30, 2020
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	1,218	-	1,218	(8)	405	(6)	1,609
Costs	(651)	-	(651)	14	(460)	-	(1,097)
Gross profit / (loss)	567	-	567	6	(55)	(6)	512
Net gain from fair value adjustment of investment properties	24,926	-	24,926	(837)	-	-	24,089
General and administrative expenses	(649)	(5)	(654)	1	-	9	(644)
Selling expenses	(451)	-	(451)	1	-	-	(450)
Impairment of associates and joint ventures	-	-	-	-	-	-	-
Other operating results, net	(25)	-	(25)	1	9	(3)	(18)
Profit / (loss) from operations	24,368	(5)	24,363	(828)	(46)	-	23,489
Share of (loss) / profit of associates and joint ventures	(472)	-	(472)	619	-	-	147
Segment profit / (loss)	23,896	(5)	23,891	(209)	(46)	-	23,636
Reportable assets	185,020	1,399	186,419	(954)	-	14,950	200,415
Reportable liabilities	-	(2,355)	(2,355)	-	-	(104,321)	(106,676)
Net reportable assets	185,020	(956)	184,064	(954)	-	(89,371)	93,739

	Three Month ended September 30, 2019
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	3,609	-	3,609	(25)	910	(7)	4,487
Costs	(740)	-	(740)	11	(953)	-	(1,682)
Gross profit / (loss)	2,869	-	2,869	(14)	(43)	(7)	2,805
Net gain from fair value adjustment of investment properties	12,897	-	12,897	(548)	-	-	12,349
General and administrative expenses	(651)	(28)	(679)	8	-	10	(661)
Selling expenses	(300)	-	(300)	5	-	-	(295)
Other operating results, net	(65)	-	(65)	-	12	(3)	(56)
Profit / (loss) from operations	14,750	(28)	14,722	(549)	(31)	-	14,142
Share of profit of associates and joint ventures	324	-	324	413	-	-	737
Segment profit / (loss)	15,074	(28)	15,046	(136)	(31)	-	14,879
Reportable assets	132,844	542,703	675,547	(771)	-	33,893	708,669
Reportable liabilities	-	(480,535)	(480,535)	-	-	(114,060)	(594,595)
Net reportable assets	132,844	62,168	195,012	(771)	-	(80,167)	114,074

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.

(2) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 8,482 and Ps. 6,051 as of September 30, 2020 and 2019 respectively.

Below is a summarized analysis of the segments from the Group’s Operations Center in Argentina for the periods ended September 30, 2020 and 2019:

	Three Month ended September 30, 2020
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	367	541	39	6	263	-	2	1,218
Costs	(134)	(45)	(97)	(129)	(221)	-	(25)	(651)
Gross profit / (loss)	233	496	(58)	(123)	42	-	(23)	567
Net gain from fair value adjustment of investment properties	1,178	13,112	10,096	-	2	-	538	24,926
General and administrative expenses	(328)	(87)	(66)	(57)	(17)	(74)	(20)	(649)
Selling expenses	(73)	(37)	(305)	(19)	(16)	-	(1)	(451)
Other operating results, net	(24)	(1)	(6)	8	-	-	(2)	(25)
Profit / (loss) from operations	986	13,483	9,661	(191)	11	(74)	492	24,368
Share of loss of associates and joint ventures	-	-	(8)	-	(386)	-	(78)	(472)
Segment profit / (loss)	986	13,483	9,653	(191)	(375)	(74)	414	23,896

Investment properties and trading properties	54,124	72,026	43,899	-	103	-	1,986	172,138
Investment in associates and joint ventures	-	-	565	-	1,781	-	7,152	9,498
Other operating assets	282	236	809	1,954	-	-	103	3,384
Operating assets	54,406	72,262	45,273	1,954	1,884	-	9,241	185,020

(i) For the three-month period ended September 30, 2020, the net gain from fair value adjustment of investment properties was Ps. 2,565. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:
(a) gain of Ps.19,713.7 as a consequence of an increase in the projected inflation rate plus GDP, with the resulting increase in the cash flows from shopping malls revenues;
(b) loss of Ps.22,963.3 due to the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow;
(c) an increase of 72 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of Ps.2,244.
(d) positive impact of Ps.14,539.7 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period;
(e) Additionally, due to the impact of the inflation adjustment, Ps. 12,160.3 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

The value of our office buildings and other rental properties measured in real terms increased by 11.9% during the three-month period ended as of September 30, 2020, due to a devaluation of the peso which exceeded the period's inflation rate.

	Three Month ended September 30, 2019
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	2,085	697	83	701	3	-	40	3,609
Costs	(180)	(37)	(56)	(429)	(4)	-	(34)	(740)
Gross profit / (loss)	1,905	660	27	272	(1)	-	6	2,869
Net gain from fair value adjustment of investment properties	601	6,845	5,153	-	-	-	298	12,897
General and administrative expenses	(257)	(56)	(66)	(107)	(41)	(88)	(36)	(651)
Selling expenses	(140)	(29)	(53)	(77)	-	-	(1)	(300)
Other operating results, net	(27)	(7)	(16)	(4)	(1)	-	(10)	(65)
Profit / (loss) from operations	2,082	7,413	5,045	84	(43)	(88)	257	14,750
Share of profit / (loss) of associates and joint ventures	-	-	1	-	(228)	-	551	324
Segment profit / (loss)	2,082	7,413	5,046	84	(271)	(88)	808	15,074

Investment properties and trading properties	54,965	40,896	35,580	-	116	-	1,443	133,000
Investment in associates and joint ventures	-	-	574	-	(9,619)	-	5,817	(3,228)
Other operating assetsInvestment	314	74	198	2,155	234	-	97	3,072
Operating assets	55,279	40,970	36,352	2,155	(9,269)	-	7,357	132,844

Below is a summarized analysis of the segments from the Group’s Operations Center in Israel for the periods ended September 30, 2020 and 2019:

	Three Month ended September 30, 2020
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	-	-	-	-	-	-	-
Costs	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-
Net gain from fair value adjustment of investment properties	-	-	-	-	-	-	-
General and administrative expenses	-	-	-	-	(5)	-	(5)
Selling expenses	-	-	-	-	-	-	-
Impairment of associates and joint ventures	-	-	-	-	-	-	-
Other operating results, net	-	-	-	-	-	-	-
Profit from operations	-	-	-	-	(5)	-	(5)
Share of profit of associates and joint ventures	-	-	-	-	-	-	-
Segment profit	-	-	-	-	(5)	-	(5)

Operating assets	-	-	-	-	1,399	-	1,399
Operating liabilities	-	-	-	-	(2,355)	-	(2,355)
Operating assets (liabilities), net	-	-	-	-	(956)	-	(956)

	Three Month ended September 30, 2019
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	-	-	-	-	-	-	-
Costs	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-
Net gain from fair value adjustment of investment properties	-	-	-	-	-	-	-
General and administrative expenses	-	-	-	-	(28)	-	(28)
Selling expenses	-	-	-	-	-	-	-
Other operating results, net	-	-	-	-	-	-	-
Profit from operations	-	-	-	-	(28)	-	(28)
Share of profit of associates and joint ventures	-	-	-	-	-	-	-
Segment profit	-	-	-	-	(28)	-	(28)

Operating assets	204,587	34,536	159,317	20,065	74,195	50,003	542,703
Operating liabilities	(165,817)	-	(127,182)	-	(27,718)	(159,818)	(480,535)
Operating assets (liabilities), net	38,770	34,536	32,135	20,065	46,477	(109,815)	62,168

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the three-month period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	September 30, 2020	June 30, 2020
Beginning of the period / year	80,073	38,519
Adjustment previous periods (IFRS 9 and IAS 28)	-	(2,130)
Increase of equity interest in associates and joint ventures	-	3,598
Capital contributions	8	2,909
Capital reduction	-	(114)
Decrease of interest in associate (iv)	(30,980)	-
Deconsolidation (iii)	(34,721)	31,409
Share of profit	662	9,330
Currency translation adjustment	(2,417)	57
Dividends (i)	-	(1,959)
Other comprehensive loss	(333)	(1,340)
Reclassification to held-for-sale	-	(2,228)
Others	409	(1)
Incorporation by business combination	-	2,023
End of the period / year (ii)	12,701	80,073

(i) Note 25.
(ii) As of September 30, 2020 and June 30, 2020 includes Ps. (17) and Ps. (16), reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).
(iii) The amount as of September 30, 2020 corresponds to the effect of the deconsolidation of IDBD and DIC (See note 4.E).
Regarding the amount as of June 30, 2020, it corresponds to the effect of the deconsolidation of Gav-Yam (See Note 4 to the consolidated Financial Statements as of June 30, 2020)
(iv) Corresponds to the sale of the remaining equity interest in Shufersal in July 2020.

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	September 30, 2020	June 30, 2020	September 30, 2020	June 30, 2020	September 30, 2020	September 30, 2019
Associates
New Lipstick	49.96%	49.96%	173	503	(330)	(2,141)
BHSA	29.91%	29.91%	4,327	4,385	(60)	477
Condor	18.89%	18.89%	1,548	1,594	(55)	(17)
PBEL	N/A	45.40%	-	-	-	-
Shufersal	N/A	26.02%	-	30,263	17	-
Mehadrin	N/A	45.41%	-	-	-	-
Gav-Yam	N/A	N/A	-	29,365	28	-
Quality	50.00%	50.00%	2,892	2,262	622	400
La Rural SA	50.00%	50.00%	235	219	16	81
TGLT	30.50%	N/A	2,166	2,217	(39)	-
Other joint ventures	N/A	N/A	1,360	9,265	(1,954)	19
Total associates and joint ventures			12,701	80,073	(1,755)	(1,181)

Below is additional information about the Group’s investments in associates and joint ventures:

				Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	-	(*) (9)	(*) (31)
BHSA	Argentina	Financial	448,689,072	(***) 1,500	(***) (194)	(***) 14,001
Condor	EE.UU.	Hotel	2,245,100	(*) 232	(*) (10)	(*) 76
PBEL	India	Real estate	N/A	(**) (2)	(**) -	(**) (2)
Shufersal	Israel	Retail	N/A	(**) 1,399	(**) 80	(**) 1,930
Mehadrin	Israel	Agropecuaria	N/A	N/A	N/A	N/A
Gav-Yam	Israel	Inmobiliaria	N/A	(**) 1,356	(**) 68	(**) 3,526
Quality	Argentina	Real estate	163,039,244	406	1,243	5,717
La Rural SA	Argentina	Organization of events	714,498	1	224	327
TGLT (1)	Argentina	Real estate	279,502,813	925	(477)	6,295
Other joint ventures			N/A	N/A	N/A	N/A

(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Information as of September 30, 2020 according to BCRA's standards.
(1)
Additionally, 21,600,000 preferred class A shares and 24,948,798 preferred class B shares were subscribed, subject to conversion. As of the date of issuance of these financial statements, these preferred shares have not yet been converted.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	Three Month ended September 30, 2020				Year ended June 30, 2020
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	207,434	33,966	3,566	244,966	359,057
Adjustments previous periods	-	-	-	-	459
Additions	146	-	-	146	5,790
Incorporation by business combination	-	-	-	-	263
Capitalized finance costs	-	-	-	-	87
Capitalized leasing costs	16	1	-	17	21
Amortization of capitalized leasing costs (i)	(3)	-	-	(3)	(16)
Reclassification to assets held for sale	-	-	-	-	(26,085)
Deconsolidation	(82,116)	(854)	(1,281)	(84,251)	(169,600)
Disposals	(9,607)	-	-	(9,607)	(16,312)
Currency translation adjustment	(8,628)	(89)	(142)	(8,859)	57,570
Net (loss)/ gain from fair value adjustment	13,909	9,326	834	24,069	33,732
Fair value at the end of the period / year	121,151	42,350	2,977	166,478	244,966

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 21).

The following amounts have been recognized in the Statements of Income:

	09.30.2020	09.30.2020
Rental and services income	1,304	3,704
Direct operating expenses	(653)	1,195
Development reimbursements / (expenses)	(17)	(23)
Net realized gain from fair value adjustment of investment properties	187	-
Net unrealized gain from fair value adjustment of investment properties	23,902	12,349

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Group has reassessed the assumptions September 30, 2020, considering the market conditions existing at that date due to the pandemic described in Note 30, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2020 and for the year ended June 30, 2019 were as follows:

	Three Month ended September 30, 2020						Year ended June 30, 2020
	Agricultural establishments	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total	Total
Costs	10,226	13,003	4,826	108,657	13,880	150,592	125,505
Accumulated depreciation	(5,540)	(7,455)	(4,068)	(85,927)	(6,984)	(109,974)	(91,158)
Net book amount at the beginning of the period / year	4,686	5,548	758	22,730	6,896	40,618	34,347
Additions	40	64	3	416	533	1,056	6,107
Disposals	-	(19)	(1)	(40)	-	(60)	(3,558)
Incorporation by business combination	-	-	-	-	-	-	6,576
Impairment / recovery	(4,373)	(3,071)	(570)	(20,300)	(6,082)	(34,396)	(1,141)
Reclassification to assets assets held for sale	-	(20)	-	-	-	(20)	(295)
Currency translation adjustment	(333)	(249)	(44)	(1,636)	(487)	(2,749)	6,266
Transfers	-	-	-	-	-	-	(280)
Depreciation charges (i)	(20)	(169)	(14)	(1,170)	(738)	(2,111)	(7,404)
Balances at the end of the period / year	-	2,084	132	-	122	2,338	40,618
Costs	5,167	9,264	4,088	80,895	8,118	107,532	150,592
Accumulated depreciation	(5,167)	(7,180)	(3,956)	(80,895)	(7,996)	(105,194)	(109,974)
Net book amount at the end of the period / year	-	2,084	132	-	122	2,338	40,618

(i) As of September 30, 2020, depreciation charges of property, plant and equipment were recognized as follows: Ps. 65 in "Costs" and Ps. 4 in "General and administrative expenses", respectively in the Statement of Income (Note 21). On the other hand, Ps 2.042 has been charged to the result of discontinued operations.

10.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	Three Month ended September 30, 2020				Year ended June 30, 2020
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	2,180	892	4,649	7,721	8,999
Adjustment previous periods	-	-	-	-	-
Additions	-	112	278	390	2,486
Desconsolidation	(1,526)	(102)	(3,884)	(5,512)	(167)
Capitalized financial costs	-	-	-	-	13
Currency translation adjustment	(140)	(14)	(268)	(422)	943
Transfers	139	(139)	-	-	231
Capitalized finance costs	-	-	-	-	-
Disposals	(557)	(74)	-	(631)	(4,784)
End of the period / year	96	675	775	1,546	7,721
Non-current				1,328	5,228
Current				218	2,493
Total				1,546	7,721

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	Three Month ended September 30, 2020							Year ended June 30, 2020
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total	Total
Costs	6,075	9,066	12,153	25,548	8,520	14,386	75,748	62,905
Accumulated amortization	-	(854)	(9,548)	(22,883)	(3,974)	(8,578)	(45,837)	(35,342)
Net book amount at the beginning of the period / year	6,075	8,212	2,605	2,665	4,546	5,808	29,911	27,563
Additions	-	-	-	20	284	634	938	4,853
Disposals	-	-	-	-	(79)	-	(79)	(235)
Impairment	(5,859)	(7,607)	(2,360)	(2,251)	(3,514)	(4,603)	(26,194)	(3,532)
Transfers to trading properties	-	-	-	-	-	-	-	-
Assets incorporated by business combination	-	-	-	-	-	-	-	61
Currency translation adjustment	(91)	(585)	(186)	(196)	(329)	(388)	(1,775)	6,217
Amortization charges (i)	-	(20)	(59)	(238)	(742)	(556)	(1,615)	(5,016)
Balances at the end of the period / year	125	-	-	-	166	895	1,186	29,911
Costs	125	814	8,929	22,395	4,338	9,478	46,079	75,748
Accumulated amortization	-	(814)	(8,929)	(22,395)	(4,172)	(8,583)	(44,893)	(45,837)
Net book amount at the end of the period / year	125	-	-	-	166	895	1,186	29,911

(ii) As of September 30, 2020, amortization charges were recognized in the amount of Ps. 2 in "Costs" and Ps. 27 in "General and administrative expenses", in the Statement of Income (Note 21). On the other hand, Ps 1.586 has been charged to the result of discontinued operations.

12.
Right-of-use assets

The Group’s right-of-use assets as of September 30, 2020 and June 30, 2020 are the following:

	September 30, 2020	June 30, 2020
Real Estate	8	4,431
Telecommunications	-	11,846
Machinery and equipment	11	14
Others	602	5,088
Total Right-of-use assets	621	21,379
Non-current	621	21,379
Total	621	21,379

The depreciation charge of the right-of use-assets is detailed below:

	September 30, 2020	September 30, 2019
Real Estate	397	579
Telecommunications	2,293	3,397
Others	646	1,096
Total depreciation of right-of-use assets	3,336	5,072

13.
Financial instruments by category

This note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 13 to the Annual Financial Statements. Financial assets and financial liabilities as of September 30, 2020 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
September 30, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	4,152	-	-	-	4,152	3,396	7,548
Investments in financial assets:
- Public companies’ securities	-	302	-	177	479	-	479
- Bonds	-	2,109	-	-	2,109	-	2,109
- Investments in financial assets with quotation	10	329	931	26	1,296	-	1,296
Derivative financial instruments:
- Warrants	-	-	-	-	-	-	-
- Foreign-currency future contracts	-	-	16	-	16	-	16
Restricted assets (i)	8	-	-	-	8	-	8
Cash and cash equivalents:
- Cash at bank and on hand	4,330	-	-	-	4,330	-	4,330
- Short-term investments	-	67	-	-	67	-	67
Total assets	8,500	2,807	947	203	12,457	3,396	15,853

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
September 30, 2020
Liabilities as per Statement of Financial Position
Trade and other payables	3,983	-	-	-	3,983	2,769	6,752
Borrowings (excluding finance leases)	56,438	-	-	-	56,438	-	56,438
Derivative financial instruments:
- Forwards	-	-	89	-	89	-	89
Total liabilities	60,421	-	89	-	60,510	2,769	63,279

Financial assets and financial liabilities as of June 30, 2020 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2020
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	53,134	-	-	-	53,134	15,771	68,905
Investments in financial assets:	-	-	-	-	-	-	-
- Public companies’ securities	-	618	248	-	866	-	866
- Private companies’ securities	-	-	-	3,132	3,132	-	3,132
- Deposits	1,028	66	-	-	1,094	-	1,094
- Bonds	-	9,940	1,555	-	11,495	-	11,495
- Investments in financial assets with quotation	-	6,995	872	250	8,117	-	8,117
Derivative financial instruments	-	-	-	-	-	-	-
- Foreign-currency future contracts	-	-	139	-	139	-	139
- Others	66	-	22	153	241	-	241
Restricted assets (i)	8,698	-	-	-	8,698	-	8,698
Financial assets available for sale:	-	-	-	-	-	-	-
- Clal	-	3,636	-	-	3,636	-	3,636
Cash and cash equivalents:	-	-	-	-	-	-	-
- Cash at bank and on hand	26,562	-	-	-	26,562	-	26,562
- Short term investments	67,420	3,294	-	-	70,714	-	70,714
Total assets	156,908	24,549	2,836	3,535	187,828	15,771	203,599

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2020
Liabilities as per Statement of Financial Position
Trade and other payables	26,898	-	-	-	26,898	7,380	34,278
Borrowings (excluding finance leases)	404,954	-	-	-	404,954	-	404,954
Derivative financial instruments:	-
- Foreign-currency future contracts	-	-	149	-	149	-	149
- Swaps	-	-	1,028	22	1,050	-	1,050
- Others	-	-	66	-	66	-	66
Total liabilities	431,852	-	1,243	22	433,117	7,380	440,497

(i) Corresponds to security deposits and escrows.

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2020.

As of September 30, 2020, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments. Details of such models are presented in the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Promissory note	Theoretical price	Acquisition agreement.	Level 2	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of September 30, 2020 and June 30, 2020:

	Derivative financial instruments - Forwards	Investments in financial assets - Private companies' securities	nvestments in financial assets - Others	Investments in financial assets - Public companies	Derivative financial instruments	Total as of September 30, 2020	Total as of June 30, 2020
Balances at beginning of the period / year	(22)	3,132	250	-	153	3,513	4,460
Additions and acquisitions	-	-	-	-	-	-	38
Transfer to level 1	-	-	-	247	-	247	378
Currency translation adjustment	-	-	-	-	-	-	883
Desconsolidation	22	(3,132)	(219)	-	(153)	(3,482)	-
Write off	-	-	-	-	-	-	(1,709)
Gain / (loss) for the period / year (i)	-	-	(5)	(70)	-	(75)	(537)
Balances at the end of the period / year	-	-	26	177	-	203	3,513

(i)
Included within “Financial results, net” in the Statements of Income.

14.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2020 and June 30, 2020 are as follows:

	September 30, 2020	June 30, 2020
Sale, leases and services receivables	3,095	41,397
Less: Allowance for doubtful accounts	(669)	(4,021)
Total trade receivables	2,426	37,376
Prepaid expenses	530	14,529
Borrowings, deposits and others	1,470	10,797
Advances to suppliers	886	1,086
Tax receivables	763	866
Others	804	230
Total other receivables	4,453	27,508
Total trade and other receivables	6,879	64,884
Non-current	1,881	24,898
Current	4,998	39,986
Total	6,879	64,884

Movements on the Group’s allowance for doubtful accounts were as follows:

	September 30, 2020	June 30, 2020
Beginning of the period / year	4,021	2,856
Adjustments previous periods (IFRS 9)	-	-
Additions	355	1,107
Recovery	(72)	(117)
Currency translation adjustment	(238)	1,145
Deconsolidation	(3,328)	(22)
Receivables written off during the period/year as uncollectable	(20)	(772)
Transfer to assets held for sale	-	(22)
Incorporation by business combination	-	19
Inflation adjustment	(49)	(173)
End of the period / year	669	4,021

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 21).

15.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the three month periods ended September 30, 2020 and 2019:

	Note	Three Month ended September 30, 2020	Three Month ended September 30, 2019
Profit for the period		8,340	15,017
Profit / (Loss) for the period from discontinued operations		6,396	(13,887)
Adjustments for:
Income tax	19	7,958	2,505
Amortization and depreciation	21	122	119
Loss from disposal of property, plant and equipment		-	-
Net gain from fair value adjustment of investment properties		(24,089)	(12,349)
Financial results, net		(87)	12,670
Provisions and allowances		70	69
Share of profit of associates and joint ventures	7	(147)	(737)
Changes in operating assets and liabilities:
Decrease in inventories		5	1
Decrease / (increase) in trading properties		256	(52)
Decrease in restricted assets		1,157	-
(Increase) / decrease in trade and other receivables		(643)	392
Increase / (decrease) in trade and other payables		1,885	(476)
Decrease in salaries and social security liabilities		(73)	(160)
Decrease in provisions		(12)	(186)
Net cash generated by continuing operating activities before income tax paid		1,138	2,926
Net cash generated by discontinued operating activities before income tax paid		2,405	7,897
Net cash generated by operating activities before income tax paid		3,543	10,823

The following table presents a detail of significant non-cash transactions occurred in the three-month periods ended September 30, 2020 and 2019:

	Three Month ended September 30, 2020	Three Month ended September 30, 2019
Decrease of associates and joint ventures through an increase of trade and other receivables	-	26
Increase in rights of use through increased lease liabilities	24	-
Increase of investment properties through a decrease of financial assets	-	299
Increase of trade and other receivables through a decrease of associates and joint ventures	11	-
Increase of property, plant and equipment through an increase of trade and other payables	-	618
Increase of intangible assets through an increase of trade and other payables	-	36
Increase of investment properties through an increase of borrowings	81	-
Increase of trading properties through an increase of borrowings	12	5
Distribution of dividends to non-controlling interest pending payment	-	18
Decrease of interest in associates and joint ventures	30.980	-
Increase in investment properties through an increase in trade and other payables	-	499
Increase of right-of-use assets through a decrease in property, plant and equipment	-	23
Decrease of investments in associates and joint ventures through a reclassification to assets held for sale	-	4.434

16.
Trade and other payables

Group’s trade and other payables as of September 30, 2020 and June 30, 2020 were as follows:

	September 30, 2020	June 30, 2020
Trade payables	800	20,151
Advances from sales, leases and services	2,640	2,850
Construction obligations	-	438
Accrued invoices	396	473
Deferred income	-	153
Total trade payables	3,836	24,065
Dividends payable to non-controlling interest	-	241
Taxes payable	215	171
Construction provisions	-	-
Other payables	2,701	9,801
Total other payables	2,916	10,213
Total trade and other payables	6,752	34,278
Non-current	1,745	2,335
Current	5,007	31,943
Total	6,752	34,278

17.
Borrowings

The breakdown of the Group’s borrowings as of September 30, 2020 and June 30, 2020 was as follows:

	Total as of September 30, 2020 (ii)	Total as of June 30, 2020 (ii)	Fair value as of September 30, 2020	Fair value as of June 30, 2020
NCN	44,538	340,026	185,441	252,018
Bank loans	3,629	60,580	39,103	45,329
Bank overdrafts	7,110	2,614	7,110	2,428
Other borrowings (i)	1,161	1,734	1,161	1,611
Total borrowings	56,438	404,954	232,815	301,386
Non-current	31,967	320,616
Current	24,471	84,338
	56,438	404,954

Issuance of IRSA Non-convertible Notes

On July 21, 2020, subsequently to the closing of the fiscal year, the Company issued USD 38.4 million Non-convertible Notes in the local market through the following instruments:

●
Ps. 335.2 (equivalent to USD 4.7 million) Series VI NCNs denominated and payable in Argentine pesos at a variable rate (Private Badlar) + 4.0%, with interest accruing on a quarterly basis. The principal amount is repayable in two installments: the first one -equal to 30% of the par value of the notes- payable on the date that is 9 (nine) months after the Issue and Settlement Date and the second installment -equal to 70% of the par value of the notes- payable on the relevant due date, i.e. July 21, 2021. Notes were issued at 100% of their par value.

●
US$ 33.7 million Series VII NCNs denominated in US$ and payable in Argentine pesos at the applicable exchange rate, at a fixed 4.0% rate, with interest accruing on a quarterly basis. Repayment of capital is due on January 21, 2021. Notes were issued at 100% of their par value. The proceeds will be used to refinance short-term indebtedness.

Payment of non-convertible notes

On July 20, 2020, the Company paid the twentieth interest installment and the principal installment of the US$ 75 Series II Non-convertible Notes issued on July 20, 2010.

On August 6, 2020, the Company paid the second interest installment and the principal installment of the US$ 47 Series II Non-convertible Notes issued on August 6, 2019.

Payment of IRSA CP’s Series IV Non-convertible Notes

On September 14, 2020, the aggregate principal amount of the Series IV Non-convertible Notes in the amount of Ps. 10,381 (US$ 140 million) and interest accrued as of such date in the amount of Ps. 134 (US$ 1.8 million) were paid.

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation	Other provisions	Total	Total
Beginning of period / year	2,686	16	482	2,740	5,924	14,980
Additions	7	-	20	(79)	(52)	513
Share of loss of associates	-	1	(1)	(1)	(1)	(8,032)
Incorporated by business combination	-	-	-	-	-	60
Recovery	(1)	-	-	-	(1)	(1,132)
Used during the period / year	(44)	-	-	(20)	(64)	(896)
Inflation adjustment	(17)	-	-	-	(17)	(73)
Desconsolidation	(2,217)	-	(468)	(2,400)	(5,085)	-
Currency translation adjustment	(178)	-	(33)	(240)	(451)	504
End of period / year	236	17	-	-	253	5,924
Non-current					145	3,297
Current					108	2,627
Total					253	5,924

(i) Additions and recovery are included in "Other operating results, net".
(ii) Corresponds to investments in New Lipstick and Puerto Retiro, companies that have negative equity. The increase and recovery is included in "Share of profit of associates and joint ventures ".
.
There were no significant changes to the processes mentioned in Note 18 to the Annual Financial Statements.

19.
Taxes

The details of the Group’s income tax, is as follows:

	September 30, 2020	September 30, 2019
Current income tax	(5)	(194)
Deferred income tax	(7,953)	(2,311)
Income tax from continuing operations	(7,958)	(2,505)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2020 and 2019:

	Three Month ended September 30, 2020	Three months ended September 30, 2019
Profit from continuing operations at tax rate applicable in the respective countries (*)	(6,808)	(1,458)
Permanent differences:
Share of profit of associates and joint ventures	(44)	190
Unrecognized tax loss carryforwards (i)	(2,415)	(808)
Inflation adjustment permanent difference	446	(1,013)
Tax rate differential	1,636	662
Non-taxable profit, non-deductible expenses and others	222	1,113
Fiscal transparency	-	149
Tax inflation adjustment	(995)	(1,340)
Income tax from continuing operations	(7,958)	(2,505)

(i)
 Corresponds principally to Operations Center in Argentina.

The gross movement in the deferred income tax account is as follows:

	September 30, 2020	June 30, 2020
Beginning of period / year	(46,727)	(56,001)
Use of tax los carryforwards	-	-
Currency translation adjustment	1,240	1,694
Incorporated by business combination	-	(933)
Deconsolidation	11,248	15,370
Charged to the revaluation surplus reserve	-	386
Revaluation surplus reserve	-	(98)
Deferred income tax charge	(7,734)	(7,145)
End of period / year	(41,973)	(46,727)
Deferred income tax assets	148	681
Deferred income tax liabilities	(42,121)	(47,408)
Deferred income tax liabilities, net	(41,973)	(46,727)

20.
Revenues

	Three months ended September 30, 2020	Three months ended September 30, 2019
Rental and services income	1,304	3,704
Sales of trading properties and developments	299	80
Revenue from hotels operation and tourism services	6	703
Total Group’s revenues	1,609	4,487

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of September 30, 2020	Total as of September 30, 2019
Cost of sale of goods and services	294	-	-	294	72
Salaries, social security costs and other personnel expenses	368	165	23	556	932
Depreciation and amortization	72	50	-	122	119
Fees and payments for services	11	59	134	204	150
Maintenance, security, cleaning, repairs and others	242	46	-	288	583
Advertising and other selling expenses	22	-	2	24	170
Taxes, rates and contributions	59	16	238	313	323
Interconnection and roaming expenses	-	-	-	-	-
Fees to other operators	-	-	-	-	-
Director´s fees	-	285	-	285	128
Leases and service charges	25	9	6	40	53
Allowance for doubtful accounts, net	-	-	45	45	39
Other expenses	4	14	2	20	69
Total as of September 30, 2020	1,097	644	450	2,191
Total as of September 30, 2019	1,682	661	295		2,638

22.
Cost of goods sold and services provided

	Total as of September 30, 2020	Total as of September 30, 2019
Inventories at the beginning of the period (*)	12,762	22,274
Adjustments previous periods	-	(8,126)
Purchases and expenses (**)	7,700	41,852
Capitalized finance costs	-	99
Currency translation adjustment	8,262	(369)
Transfers	-	(810)
Disposals	(631)	(1,231)
Deconsolidation	(3,377)	-
Inventories at the end of the period (*)	(1,611)	(11,065)
Total costs	23,105	42,624

The following table presents the composition of the Group’s inventories as of September 30, 2020 and June 30, 2020:

	Total as of September 30, 2020	Total as of September 30, 2019
Real estate	1,546	7,721
Others	65	-
Telecommunications	-	5,041
Total inventories at the end of the period (*)	1,611	12,762

(*) Inventories include trading properties and inventories.

23.
Other operating results, net

	Three months ended September 30, 2020	Three months ended September 30, 2019
Gain from disposal of subsidiary and associates (1)	-	(8)
Donations	(19)	(38)
Lawsuits and other contingencies	(25)	(30)
Operating interest expense	13	26
Others (2)	13	(6)
Total other operating results, net	(18)	(56)

24.
Financial results, net

	Three months ended September 30, 2020	Three months ended September 30, 2019
Finance income:
- Interest income	17	83
- Dividend income	12	-
- Other finance income	27	-
Total finance income	56	83
Finance costs:
- Interest expenses	(1,485)	(1,661)
- Loss on debt swap	(5)	(3)
- Other finance costs	(196)	(164)
Subtotal finance costs	(1,686)	(1,828)
Capitalized finance costs	93	46
Total finance costs	(1,593)	(1,782)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	800	(456)
- Exchange differences, net	(8)	(8,929)
- Gain from repurchase of negotiable obligations	20	8
- Gain from derivative financial instruments, net	(188)	225
Total other financial results	624	(9,152)
- Inflation adjustment	(29)	(393)
Total financial results, net	(942)	(11,244)

25.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2020 and June 30, 2019:

Item	September 30, 2020	June 30, 2020
Trade and other receivables	387	1,416
Investments in financial assets	2	1,702
Borrowings	(29)	(169)
Trade and other payables	(70)	(410)
Total	290	2,539

Related party	September 30, 2020	June 30, 2020	Description of transaction	Item
Manibil S.A.	-	-	Contributions in advance	Trade and other receivable
New Lipstick LLC	-	-	Loans granted	Trade and other receivable
	-	(83)	Loans obtained	Borrowings
	18	17	Reimbursement of expenses receivable	Trade and other receivable
Condor	222	290	Public companies securities	Trade and other receivable
IRSA Real Estate Strategies LP	127	125	Reimbursement of expenses receivable	Trade and other receivable
Other associates and joint ventures	-	131	Reimbursement of expenses receivable	Trade and other receivable
	-	-	Leases and/or rights of use payable	Trade and other payables
	(29)	(29)	Loans obtained	Borrowings
	-	9	Management fees	Trade and other receivable
	-	90	Leases and/or rights of use receivable	Trade and other receivable
	-	219	Dividends	Trade and other receivable
	(1)	(1)	Reimbursement of expenses receivable	Trade and other payables
	-	-	Reimbursement of expenses payable	Trade and other receivable
Total associates and joint ventures	337	1,276
Cresud	(4)	(3)	Reimbursement of expenses receivable	Trade and other payables
	(48)	(264)	Corporate services receivable	Trade and other payables
	2	1,702	NCN	Investment in financial assets
	4	4	Leases and/or rights of use receivable	Trade and other payables
	(1)	(1)	Management fee	Trade and other payables
	-	(3)	Share based payments	Trade and other payables
Total parent company	(47)	1,435
Directors	(16)	(137)	Fees for services received	Trade and other payables
	-	4	Advances	Trade and other receivable
Others (1)	-	-	Leases and/or rights of use receivable	Trade and other receivable
	-	(57)	Loans granted	Trade and other receivable
	-	(1)	Reimbursement of expenses payable	Trade and other payables
	16	19	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	-	(172)
	290	2,539

(1)
Includes CAMSA, Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., CAM Communication LP, Gary Gladstein and Fundación Museo de los Niños.

The following is a summary of the results with related parties for the three-month periods ended September 30, 2020 and 2019:

Related party	Three Month ended September 30, 2020	Three months ended September 30, 2019	Description of transaction
BACS	28	-	Leases and/or rights of use
Manibil	-	-	Corporate services
Tarshop	-	-	Leases and/or rights of use
	-	-	Commissions
La Rural S.A.	-	-	Leases and/or rights of use
Condor	-	-	Financial operations
Other associates anf joint ventures	-	-	Financial operations
Otras asociadas y negocios conjuntos	9	41	Leases and/or rights of use
	-	(3)	Corporate services
Otras asociadas y negocios conjuntos	(9)	-	Honorarios y remuneraciones
Total associates and joint ventures	28	38
Cresud	4	4	Leases and/or rights of use
	(204)	(155)	Corporate services
	299	96	Financial operations
Total parent company	99	(55)
Directors	(515)	(145)	Fees and remunerations
	-	41	Leases and/or rights of use
	-	-	Financial operations
	-	(14)	Donationd
	-	(11)	Corporate services
	(20)	-	Fees and remuneration
Total others	(535)	(129)
Total at the end of the period	(408)	(146)

(1)
Includes Isaac Elsztain e Hijos, CAMSA. Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel y Viñes, Austral Gold, La Rural, New Lipstick, Condor, TGLT and Fundación IRSA.

The following is a summary of the transactions with related parties for the three-month periods ended September 30, 2020 and 2019:

Related party	Three Month ended September 30, 2020	Three months ended September 30, 2019	Description of the operation
Condor	-	36	Dividends received
Total dividends received	-	36
Quality	8	16	Capital contributions
Manibil	-	94	Capital contributions
Total capital contributions	8	110
Pareto	53	-	Purchase and exchange of shares
Total other transactions	53	-

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E – Provisions	Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	Total as of 09.30.20	Total as of 06.30.20
Assets
Trade and other receivables
US Dollar	11	75.980	870	3,246
Euros	0	88.965	11	948
Receivables with related parties:
US Dollar	0	76.180	18	335
Total trade and other receivables			899	4,529
Investments in financial assets
US Dollar	0	75.980	10	3,879
Pounds	3	22.223	69	84
Investments with related parties:
US Dollar	16	76.180	1,212	1,305
Total investments in financial assets			1,291	5,268
Derivative financial instruments
US Dollar	-	75.980	-	-
Total Derivative financial instruments			-	-
Cash and cash equivalents
US Dollar	22	75.980	1,689	14,015
Euros	1	88.965	1	1,665
Total cash and cash equivalents			1,690	15,680
Total Assets			3,880	25,477

Liabilities
Trade and other payables
US Dollar	181	76.180	13,822	14,201
Euros	0	98.490	-	328
Payables to related parties:
US Dollar	-	76.180	-	-
Total Trade and other payables			13,822	14,529
Borrowings
US Dollar	241	76.180	18,385	65,590
Borrowings with related parties
US Dollar	1	76.180	67	379
Total Borrowings			18,452	65,969
Derivative financial instruments
US Dollar	0	76.180	1	102
Total derivative financial instruments			1	102
Lease liabilities
US Dollar	0	76.180	2	-
Total lease liabilities			2	-
Total Liabilities			32,277	80,600

(1) Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of each foreign currency.
(3) Exchange rates as of September 30, 2020 according to Banco de la Nación Argentina.

28.
Groups of assets and liabilities held for sale

As mentioned in Note 4.C. to the Annual Financial Statements, the Group had as of June 30, 2020
 has certain assets and liabilities classified as held for sale. The following table presents the main ones:

	September 30, 2020	June 30, 2020
Property, plant and equipment	-	38,453
Intangible assets	-	1,467
Investments in associates	-	241
Deferred income tax assets	-	876
Investment properties	-	-
Income tax credits	-	-
Trade and other receivables	-	1,991
Cash and cash equivalents	-	1,840
Total assets held-for-sale	-	44,868
Trade and other payables	-	10,686
Salaries and social security liabilities	-	417
Employee benefits	-	416
Deferred income tax liabilities	-	2,103
Borrowings	-	10,290
Total liabilities held-for-sale	-	23,912
Total net assets held-for-sale	-	20,956

29.
Results from discontinued operations

The results of the discontinued operations include the IDBD / DIC operations which were deconsolidated in the current period (see Note 4.E) and the results of the comparative periods have been reclassified.

	Three months ended September 30, 2020	Three months ended September 30, 2019
Revenues	27,124	27,100
Costs	(22,008)	(18,143)
Gross profit	5,116	8,957
Net loss from fair value adjustment of investment properties	(20)	-
General and administrative expenses	(3,122)	(2,569)
Selling expenses	(2,974)	(3,185)
Other operating results, net	(1,867)	19,881
(Loss) / profit from operations	(2,867)	23,084
Share of profit / (loss) of associates and joint ventures	515	(528)
(Loss) / profit before financial results and income tax	(2,352)	22,556
Finance income	377	317
Finance cost	(4,946)	(7,321)
Other financial results	327	(1,624)
Financial results, net	(4,242)	(8,628)
(Loss) / profit before income tax	(6,594)	13,928
Income tax	198	(41)
(Loss) / profit from discontinued operations	(6,396)	13,887

(Loss) / profit for the period from discontinued operations attributable to:
Equity holders of the parent	(5,064)	4,271
Non-controlling interest	(1,332)	9,616
(Loss) / profit per share from discontinued operations attributable to equity holders of the parent:
Basic	(8.81)	7.42
Diluted	(8.81)	7.36

(1)
 As of September 30, 2020 corresponds mainly to the loss of control of IDBD; As of September 30, 2019, it mainly corresponds to the result from the loss of control of Gav-Yam and the fair value measurement of the remaining investment.

30.
Other relevant events of the period

Economic context in which the company operates

The Company does business in a complex framework due to the macroeconomic conditions, whose main variables have recently shown high volatility, and also due to regulatory, social and political conditions, both at a national and international level.

Its operating income may be affected by fluctuations in the inflation index and the argentine peso exchange rate against other currencies, mainly the dollar, variations in interest rates which have an impact on the cost of capital, changes in government policies, capital control and other political or economic developments both locally and internationally.

In December 2019, a new coronavirus strain (SARS-COV-2), causing a severe acute respiratory syndrome (COVID-19), appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary actions intended to prevent the spread of the virus, including, travel bans, border shutdowns, closing of non-essential businesses, instructions to residents to practice social distancing and implementation of lockdowns, among others. The ongoing pandemic and these extraordinary governmental actions are affecting the worldwide economy and have rendered global financial markets highly volatile.

The first case of COVID-19 in Argentina was reported on March 3, 2020 and until November 8, 2020, more than 1,200,000 cases of infections had been confirmed in Argentina. As a result, the Argentine the National Government implemented a series of health measures of social, preventive and mandatory isolation at the national level that began on March 19, 2020 and extended several times, most recently until November 8, 2020 inclusive in the Metropolitan Area of Buenos Aires although it has been extended in some cities in the interior of the country. Among this measures, that affected the local economy, the following stand out: the extension of the public emergency in health matters, the total closure of borders, the suspension of international and domestic flights, the suspension of medium and long-distance land transport, the suspension of artistic and sports shows, closure of businesses not considered essential, including shopping malls and hotels.

These measures have significantly affected Argentine companies, which have faced drops in income and the deterioration of their flow of payments. In this context, the Argentine Government announced several actions intended to tackle the financial crisis of the companies adversely affected by the COVID-19 pandemic. In addition to the stagnation of the Argentine economy, there is an international crisis caused by the COVID-19 pandemic. In view of this scenario, a severe downturn in the Argentine economy is expected.

After several negotiations between the Argentine Government and the bondholders, the Argentine Government announced the execution of an agreement in principle with the main groups of bondholders in order to avoid the default. On August 28, 2020, the Government informed that the holders of 93.55% of the aggregate outstanding principal amount of all bonds have accepted a debt exchange and, on August 31, 2020, the Argentine Government obtained the consents required to exchange and/or amend 99.01% of the aggregate outstanding principal amount of all series of eligible bonds. As of the date of these financial statements, the new bonds are already being traded on the market.

However, the Government still faces the challenge of arriving at a successful renegotiation of the debt with the IMF. A favorable outcome for Argentina and the restructuring of its debt with the IMF would have a positive impact on the Argentine economy in the mid- and long-term. On the contrary, failure to reach an agreement with foreign private creditors might lead Argentina to default on its sovereign debt and, as a result, this situation may trigger restrictions on the companies’ ability to obtain new financing.

At the local environment, the following circumstances may be noted:

●
In August 2020, an indicador called “Monthly Estimator of Economic Activity” (“EMAE”) reported by the National Institute of Statistics and Censuses (“INDEC”), registered a variation of (11.6%) compared to the same month of 2019, and from 1,1% compared to the previous month.

●
The market expectations survey prepared by Central Bank in October 2020, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 35.8% for 2020. The analysts who confirm the REM forecast a variation in real GDP for 2020 of (11.6)%. In turn, they foresee that in 2021 economic activity will rebound in activity, reaching an economic growth of 4.5%.

●
The interannual inflation as of September 30, 2020 reached 36.6%.

●
In the period from September 2019 to September 2020, the argentine peso depreciated 32.3% compared to the US dollar at the average wholesale exchange rate quoted byBanco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of September 30, 2020 the exchange gap between the official peso/US dollar exchange rate and the peso/US dollar exchange rate offered in the black market is almost 82%. This has an impact on the level of economic activity and detrimentally affects the reserves of the of the Argentine Central Bank. In addition, the current foreign exchange restrictions or those that may be imposed in the future may impair the Company’s ability to access the Sole Free FX Market (Mercado Único Libre de Cambio or MULC) to purchase the currency required to meet its financial obligations.

On September 15, 2020, the Argentine Central Bank issued Communication “A” 7106 which establishes, among other things, that entities with principal maturities falling due between October 15, 2020 and March 31, 2021 related to the issuance of foreign-currency denominated publicly-registered debt securities in Argentina by private sector clients or by the entities themselves, must submit to the Argentine Central Bank a refinancing plan based on the following criteria: (a) the net amount for which access to the foreign exchange is granted within the original terms must not exceed 40% of the principal amount due, and (b) the remaining principal amount must have been refinanced through new foreign debt with an average life of at least 2 years. It is worth mentioning that for the maturities to be registered from the effective date of the communication (September 16, 2020) and until 12.31.2020, the refinancing plan must be submitted prior to 09.30.2020; and the submission deadline for the remaining maturities -between January 1, 2021 and March 31, 2021, must be submitted with a term of at least 30 calendar days before the maturity of the capital to be refinanced.

COVID-19 PANDEMIC

As described above, the COVID-19 is having an adverse impact on both the global and the Argentine economy and the Company’s business.

Below follows a description of the expected effects of the COVID-19 pandemic on the Company as of the date of these financial statements:

●
Because of the social, preventive and obligatory lockdown, shopping malls throughout the country were closed since March 20, 2020, exclusively remaining operational those stores dedicated to activities considered essential such as pharmacies, supermarkets and banks. The reopening of shopping malls in the interior of the country began during the months of May, June, and July. In August 2020, the Arcos District, an open-air premium outlet in the city of Buenos Aires, was opened and in October 2020, the Group’s shopping malls in City and Greater Buenos Aires were reopened. As of October 31, 2020, all the Group’s shopping malls were open and operating under strict protocols. However the uncertainty posed by this situation may cause the closing of stores that have already opened, as happened in some shopping malls in the interior of the country in previous months due to the increase in cases in those regions.

●
As a result of the shopping mall closings, the Company has decided to differ the invoicing and collection of the Monthly Guaranteed Amount (Valor Mensual Asegurado or V.M.A.) until September 30, 2020, with some exceptions, and not to collect the collective promotion fund during such period in an attempt to prioritize its long-term relationship with the lessees. Additionally, an increase in the delinquency rate of some lessees has been noticedAs a result of the above, the impact on shopping malls is a 82.4% decrease in income from rentals and services during the first quarter of fiscal year 2021 compared to the same period of last fiscal year, and a 12.6% increase compared to the immediately preceding quarter. Additionally, the charge for bad debts in the first quarter of fiscal year 2021 is ARS 40 million and ARS 37 million in the same period of previous fiscal year.

●
In relation rental of offices, although most of the tenants are working in the home office mode, they are operational with strict safety and hygiene protocols. To date, we have not evidenced a deterioration in collections.

●
La Rural, the Buenos Aires and Punta del Este Convention Centers and the DIRECTV Arena stadium, establishments that the Group owns directly or indirectly, have also been closed since March 20. All planned congresses were suspended, most of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV Arena stadium were mostly cancelled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

●
The Libertador hotel in the City of Buenos Aires and Llao Llao in the province of Río Negro have temporarily closed since the mandatory lockdown decreed in March 2020, while the Intercontinental Hotel in the City of Buenos Aires has worked only under a contingency and emergency plan. As a result of the above, the impact on these financial statements is a 99% decrease in revenues compared to same period of previous fiscal year After the end of first quarter of fiscal year 2021, on November 16, the Llao Llao Hotel opened its doors operating under strict protocols. It is expected that the hotels in the city of Buenos Aires will gradually begin to restart their activity in the coming months.

In financial matters, in May and July 2020, IRSA has issued Notes in the local market for an approximate amount of USD 105.4 million. With those proceeds, the Company canceled its Series II Notes for a nominal value of USD 71.4 million maturing on July 20, 2020 and Series II Notes for a nominal value of CLP 31,502.6 million (equivalent to approximately USD 41 million) maturing on August 6, 2020. On the other hand, IRSA CP canceled its Series IV Notes on September 14 for a nominal value of USD 140 million.

The maturity of IRSA Series I notes for a nominal value of USD 181.5 million falls within the period contemplated by communication “A” 7106 of the BCRA mentioned above. In this sense, IRSA presented a proposal to the BCRA in the corresponding terms and carried out an exchange operation through the payment in cash of USD 72.6 million and the issuance of two new series of Notes: Series VIII and Series IX for a nominal value of USD 31.7 million and USD 80.7 million (including USD 6.5 million of new subscriptions). The exchange offer was accepted by 98.3%

In the next 12 months, IRSA faces the maturity of its Series III Notes for a nominal value of ARS 354 million (equivalent to USD 4.6 million) maturing on February 21, 2021, Series IV Notes for a nominal value of USD 51.4 million maturing on May 21, 2021, Series VI Notes for a nominal value of ARS 335 million (equivalent to USD 4.4 million) maturing on July 21, 2021, bank overdrafts for an amount equivalent to USD 22.0 million and other banking debt for USD 11.8 million. For its part, IRSA CP has maturities of banking debt for the approximate sum of USD 72.7 million.

It is important to mention that IRSA has approved with IRSA CP a credit line for up to USD 180 million over 3 years, of which as of September 30, 2020 IRSA used approximately USD 104.5 million, leaving the balance available. Additionally, at the Annual Shareholders Meeting, held on October 26, 2020, IRSA CP approved the distribution of a cash dividend of ARS 9,700 million that will be paid on November 25. As of September 30, IRSA owned an 80.65% stake in IRSA CP.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and difficult to fully predict. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Company’s ability to meet financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

31.
Subsequent events

Investors Assembly

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 26, 2020, a distribution of a dividend in kind for ARS 484 million in shares of IRSA Propiedades Comerciales, subsidiary of IRSA.

Exchange of debentures

On November 12, 2020, the company carried out an exchange operation of its Series I Notes, for a nominal value of USD 181.5 million

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

●
Series VIII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 104.3 million.

●
Nominal Value to be Issued: approximately USD 31.7 million.

●
Issuance Price: 100% nominal value.

●
Maturity Date: It will be November 12, 2023.

●
Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

■
A sum of money of approximately USD 72,6 million for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.69622593 for each USD 1 of existing notes presented to the Exchange; and

■
The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series VIII.

●
Annual Nominal Fixed Interest Rate: 10.00%.

●
Amortization: The capital of the Series VIII Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series VIII).

●
Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.

●
Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

●
Series IX: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 74.2 million.

●
Nominal Value to be Issued (together with the Face Value to be issued as a result of the cash subscription): approximately USD 80.7 million.

●
Issuance Price: 100% nominal value.

●
Maturity Date: It will be March 1, 2023.

●
Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series IX Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.

●
Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.

●
Annual Nominal Fixed Interest Rate: 10.00%.

●
Amortization: The capital of the Series IX Notes will be amortized in one installment on the maturity date.

●
Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.

●
Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

●
Modifications to the Terms of the Existing Notes: Considering that consent has been obtained for an amount greater than 90% of the existing notes capital, the Company has modified and replaced the following essential and non-essential terms and conditions of the existing notes.

●
By virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of "Certain Commitments" and "Events of Default" is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes.

●
Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced:

■
Expiration Date: It will be March 1, 2023.

■
Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.

●
It is clarified that the terms and conditions of the Series I Notes not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.

Boston Tower Office Floors Sale

On November 5, 2020, IRSA Commercial Properties sold and transferred 4 additional floors for a gross rental area of approximately 3,892 sqm and 15 garage units located in the building. The transaction price was approximately Ps. 1,812 (USD 22.9 million).

Finally, on November 12, 2020, the Company sold and transferred the last 3 floors with a rental area of 3,266 m2, a retail store of 228 m2 and 15 parking spaces for a total price of approximately Ps. 1,521 (USD 19.1 million)

Loan to related party

On October 23, 2020, Dolphin Netherlands has granted a loan to Yad Leviim Ltd. for a term of 60 days, in a principal amount of USD 16,250,000 at a rate interest of 5% per year. Yad Leviim Ltd. is a company controlling by Eduardo Elsztain.